UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Kunihito Takaichi
	Name:	Kunihito Takaichi
	Title:	Executive Officer & General Manager, Financial Accounting Dept

Date: November 13, 2026

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Repurchase and Cancellation of Own Shares

(Repurchase of Own Shares under the provisions of its Articles of Incorporation pursuant to Paragraph 1 of Article 459 of the Companies Act, and

Cancellation of Repurchased Shares pursuant to Article 178 of the Companies Act)

Tokyo, November 13, 2026 — Sumitomo Mitsui Financial Group, Inc. (President and Group CEO: Toru Nakashima) hereby announces that its board of directors resolved to repurchase its own shares under Article 8 of its Articles of Incorporation pursuant to Paragraph 1 of Article 459 of the Companies Act and cancel the repurchased shares pursuant to Article 178 of the Companies Act, as follows:

1.	Reason for the Repurchase of Own Shares

We will proceed with a flexible repurchase of its own shares in order to enhance shareholder returns and improve capital efficiency.

2.	Outline of the Repurchase

	(1)	Type of shares to be repurchased:	Common stock

	(2)	Aggregate number of shares to be repurchased:	Up to 85,000,000 shares (Equivalent to 1.1% of the number of shares issued (excluding treasury stock))

	(3)	Aggregate amount to be repurchased:	Up to JPY 220,000,000,000

	(4)	Repurchase period:	From November 16, 2026 to February 28, 2027

	(5)	Repurchase method:	Market purchases based on a discretionary dealing contract regarding repurchase of its own shares

3.	Outline of the Cancellation

	(1)	Type of shares to be cancelled:	Common stock

	(2)	Number of shares to be cancelled:	All of the shares repurchased as stated in 2 above

	(3)	Scheduled cancellation date:	March 19, 2027

* The actual number of shares to be cancelled will be announced after completing the repurchase stated in 2 above.

(Reference) Treasury stock as of October 31, 2026:

	Number of shares issued (excluding treasury stock)		7,582,003,610 shares

	Number of treasury stock		20,246,176 shares